SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            Of Small Business Issuers
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                             COMMISSION FILE NUMBER

                             HIBSHMAN OPTICAL CORP.
                           (FORMERLY PRS SUB I, INC.)
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

               NEW JERSEY                                       88-0284402
     -------------------------------                       -------------------
     (State or Other Jurisdiction of                        (I.R.S. Employer
      Incorporation or Organization)                       Identification No.)


        266 CEDAR STREET, CEDAR GROVE, NEW JERSEY            07009
        -----------------------------------------          ----------
        (Address of Principal Executive Offices)           (Zip Code)

                                  973-239-2952
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


      SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:

                                      NONE


         SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:


                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

PART I

Description of Business................................................     1

Management's Discussion & Analysis.....................................     4

Risk Factors...........................................................     4

Description of Property................................................     8

Security Ownership of Certain Beneficial Owners and Management.........     8

Directors, Executive Officers Promoters and Control Persons............    10

Executive Compensation.................................................    12

Certain Relationships and Related Transactions.........................    12

Description of Securities..............................................    12


PART II

Market Price of and Dividends of the Registrant's Common Equity
and Related Stockholder Matters........................................    14

Legal Proceedings......................................................    15

Changes in and Disagreements with Accountants..........................    15

Recent Sales of Unregistered Securities................................    15

Indemnification of Directors and Officers..............................    15

PART F/S.
         Financial Statements and Exhibits.............................    16

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ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

         The Company was formed in 1991 under the name PRS Sub I, Inc. as a subsidiary of People Ridesharing Systems, Inc., a public corporation which filed for the protection of the Bankruptcy Court in 1989, to provide a candidate for merger with an operating company. In March 1992, the Board of Directors authorized the name change from PRS Sub I, Inc. to Service Lube Inc.

         The Company entered into a transaction with an operating company in March of 1992 and in April 1992 the Board of Directors of the Company authorized the name change from Service Lube, Inc. to Fianza Commercial Corp. On April 23, 1992 the Board of Directors and shareholders authorized the name change from Fianza Commercial Corp. to Hibshman Optical Corporation.

         Due to a change in the policy of that operating company's management team, the transaction between the Company and the operating company was rescinded and the stock ownership of Hibshman Optical Corp. was transferred to John B.M. Frohling, Esq., in exchange for monies owed to Mr. Frohling on account for legal services rendered to the Company. This returned the Company to its status as a public company with no assets and no liabilities, Mr. Frohling having canceled any obligations owed to him by the Company and its former principal stockholders.

         On May 5, 1996, Mr. Frohling sold his interest in the Company to the "Catizone Group." The Catizone Group currently seeks to merge with a going concern, preferably with assets and a financial history, such that same will facilitate the merged entity to trading status.

EXISTING AND PROPOSED BUSINESSES

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's broad discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture in the near future because the Company has nominal assets and limited financial resources. See "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with an entity which has recently commenced operations, or which wishes to utilize the public marketplace in order to raise additional capital to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

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         The Company has, and will continue to have, very limited to no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of the Officers of the Company, who are not professional business analysts. In analyzing prospective business opportunities, Management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. To the extent possible, management intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act.

         The Company will not acquire or merge with any company for which audited financial statement cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

         The Company will not restrict its search to any specific kind of firms, but may acquire an interest in a venture which is in its preliminary or development stage, which is already in operation, or any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded; or may seek other perceived advantages which the Company may offer.

         Management of the Company, which may not have experience in matters relating to the business of a targeted potential merger company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person is likely to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

         If management were to utilize the services of a consultant in the selection of a target company, such consultant will likely be used to supplement the business experience of management, including perhaps accountants, technical experts, appraisers, attorneys or others. Management's considerations in selecting such a consultant may be based on the nature of the target company's business, the form and amount of compensation required by the consultant, the depth of such consultant's experience and past success. If a consultant were retained, Management would expect that any such consultant would provide the Company with a selection of target companies, would provide due diligence assistance for study of the target company, would assist in negotiating the terms of a business combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a target company.

         The Company has no agreements or understandings currently with any consultant to provide services.

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ACQUISITION OF OPPORTUNITIES

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. Upon the consummation of such a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, it is the Company's intention not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's existing publicly traded securities in the future if such a market develops, of which there is no assurance.

         While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby plan to structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their holdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. Thus, the percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements require certain representations and warranties of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and include miscellaneous other terms.

         The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company shall be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 1 0-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

         In the event that the Company needs any additional funds for operating capital or for costs in connection with searching for or completing an acquisition or merger, management contemplates that it will seek to issue additional shares of the Company. There is no fixed minimum or maximum amount that management will raise in connection with such an issuance. The Company does not intend to borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

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COMPETITION

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to its competitors.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         The activities of the Company since its formation in 1991 have been limited and have been financed by sources other than from its operations. See "Financial Statements". Management believes the Company may raise funds during the next twelve months in the event it identifies a target company with which it will engage in a business combination. See "DESCRIPTION OF COMPANY- Existing and Proposed Businesses"

ITEM 3.  RISK FACTORS

         The Company's liquidity, capital resources, and results of operations indicate that an investment in the Company remains speculative, involves a high degree of risk, and should not be made by persons who cannot afford the loss of their entire investment. Prospective investors in the Company should carefully consider all of the information contained in this Report before deciding whether to purchase securities of the Company, and, in particular, the risk factors set forth below.

         Information contained in this Report contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following Risk Factors include, among other things, cautionary statements with respect to certain forward-looking statements, including statements of certain risks and uncertainties that could cause actual results to vary materially from the future results referred to in such forward-looking statements.

    1. NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations for at least the last two years. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company will be able to identify such a target company and consummate such a business combination on acceptable terms.

    2. SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be able to identify a candidate satisfying such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

    3. SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which

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may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

    4. NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

    5. CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to five (5) hours per month to the business of the Company. The Company's only officers are the President, Mr. Pasquale Catizone, and Mr. Carmine Catizone, the Secretary and Treasurer, neither of which have entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. There can be no assurance that such policies will be available to the Company on commercially reasonable terms, if at all. Notwithstanding the combined limited experience and time commitment of management, loss of the services of its Officers would adversely affect development of the Company's business and its likelihood of consummating a business combination.

    6. CONFLICTS OF INTEREST--GENERAL. The Company's two officers and directors participate in other business ventures which may compete directly with the Company. Although none are anticipated, conflicts of interest and non-arms length transactions may also arise in the future. Management does not anticipate that the Company will seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest.

    7. REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired usually covering two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

    8. LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

    9. LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will, at least in the short term and in all likelihood, result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

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    10.  REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could become subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission or counsel as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

    11. PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

    12. REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon the consummation of a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in significant reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

    13. ASPECTS OF BLANK CHECK OFFERING. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the Company.

    14. TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

    15. REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more potential combination candidates may elect to forego pursuing a business combination with the Company rather than incur the burdens associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents for such a transaction may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

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    16.  LIMITED PUBLIC MARKET. To date there has been no public market for the
Company's common stock. There can be no assurance that an active and reliable public market will develop or, if developed, that such market will be sustained. As a result, investors may find it difficult to liquidate their investment in the Company should they desire to do so. The Company intends to apply to have its common stock approved for quotation on the Nasdaq SmallCap Market at such time, in the future, that it meets the requirements for inclusion. As at the date hereof, however, the Company is not eligible for inclusion in NASDAQ or for listing on any national stock exchange. All companies applying and authorized for NASDAQ are required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than five million dollars, and a minimum bid of price of $4.00 per share. At the present time, the Company is unable to state when, if ever, it will meet the Nasdaq application standards. Unless the Company is able to increase its net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, it will never be able to meet the eligibility requirements of NASDAQ. In addition, it is likely that the Company, which, as of November 1, 1999, had approximately 10,000,000 shares of common stock issued and outstanding, will have to effect a reverse split of its issued and outstanding stock, in order to meet the minimum bid price requirement. Moreover, even if the Company meets the minimum requirements to apply for inclusion in The Nasdaq SmallCap Market, there can be no assurance, that approval will be received or, if received, that the Company will meet the requirements for continued listing on the Nasdaq SmallCap Market. Further, Nasdaq reserves the right to withdraw or terminate a listing on the Nasdaq SmallCap Market at any time and for any reason in its discretion. If the Company is unable to obtain or to maintain a listing on the Nasdaq SmallCap Market, quotations, if any, for "bid" and "asked" prices of the common stock may be available on the OTC Bulletin Board or in the "pink sheets" published by the National Quotation Bureau, Inc. This can result in an investor's finding it more difficult to dispose of or to obtain accurate quotations of prices for the common stock than would be the case if the common stock were quoted on the Nasdaq SmallCap Market. Irrespective of whether or not the common stock is included in the Nasdaq SmallCap system, there is no assurance that any public market for the common stock will become active or liquid in the future. In order to qualify for listing on a national stock exchange, similar minimum criteria respecting, among other things, the Company's net worth and/or income from operation must be met.

Accordingly, market transactions in the Company's common stock are subject to the "Penny Stock Rules" of the Securities and Exchange Act of 1934, which are discussed in more detail, below, under "Risk Factor No. 17. Applicability of Penny Stock Rules to Broker-Dealer Sales of Company Common Stock". These rules could make it difficult to trade the common stock of the Company because compliance with them can delay and/or preclude certain trading transactions. This could have an adverse effect on the ability of an investor to sell any shares of the Company's common stock.

    17. APPLICABILITY OF "PENNY STOCK RULES" TO BROKER-DEALER SALES OF COMPANY COMMON STOCK. As discussed above, at the present time, the Company's common stock is not listed on any stock exchange. The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock". Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and is not listed on The Nasdaq SmallCap Stock Market or a major stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special "Penny Stock Rules" set forth in Rule 15g-9 of the Securities Exchange Act of 1934 (the "34 Act"). It is anticipated that if a market should develop for the Company's common stock that the market price of the Company's common stock will be substantially less than $5.00 per share and such stock can, be expected to trade in the over-the-counter market at a per share market price of substantially less than $5.00 (see "Market Information"). Accordingly, any broker-dealer sales of the Company's shares will be subject to the Penny Stock Rules. These Rules affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's common stock to sell their shares in the secondary market, if such a market should ever develop.

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

The Penny Stock Rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or "Accredited Investors." Among other things, the Penny Stock Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Stock Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the penny stock market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative and the current quotations for the securities. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the Penny Stock Rules are applicable to the Company's common stock, it may be difficult to trade such stock because compliance with such Rules can delay and/or preclude certain trading transactions. This could have an adverse effect on the liquidity and/or price of the Company's common stock in the future.

    18. DEPENDENCE ON KEY PERSONNEL. The Company believes that its success depends to a significant extent on the efforts and abilities of certain of its management. The loss of the services of these key personnel could have a material adverse affect on the Company's business, prospects, operating results, and financial condition. The Company does not presently have key man life insurance policies and does not intend to obtain any unless required to do so under future financing arrangements. There can be no assurance that such policies will be available to the Company on commercially reasonable terms, if at all. Additionally, the ability of the Company to realize its business plan could be jeopardized if any of its management becomes incapable of fulfilling their obligations to the Company and a capable successor is not found on a timely basis. There can however be no assurance that, in such event, the Company will be able to locate and retain a capable successor to any member of its management.

    19. COMPETITION. Although management believes that the Company will find a suitable entity with which to merge and that it will succeed in business operations, the Company is certain to face substantial competition from entities in its line of business, virtually all of whom will be larger than the Company, and will have substantially more assets and resources than the Company. Management intends to meet such competition by developing a unique business plan.

    20. NO DIVIDENDS AND NONE ANTICIPATED. The Company has not paid any cash dividends, nor does it contemplate or anticipate paying any dividends upon its common stock in the foreseeable future.


ITEM 4.  DESCRIPTION OF PROPERTY

         The Company owns no properties and at this time has no agreements to acquire any properties. The Company currently uses the home of Mr. Pasquale Catizone at no cost to the Company, an arrangement which Management expects will continue until the Company completes an acquisition or merger.

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of November 1, 1999, with respect to the persons known to the Company to be the beneficial owners of more than 5% of the common stock, $.001 par value of the Company. Except as noted, each person has sole voting power with respect to the shares shown.

                      PRINCIPAL SHAREHOLDERS TABLE
------------------------------------------------------------------
TITLE           NAME AND                      AMOUNT AND
OF              ADDRESS OF                    NATURE OF            PERCENT
CLASS           BENEFICIAL                    BENEFICIAL           OF CLASS
                OWNER                         OWNERSHIP
------------------------------------------------------------------

Common          Pasquale Catizone              2,000,000             19.8%
                286 Cedar Street
                Cedar Grove, NJ 07009

Common          Barbara Catizone               1,000,000              9.9%
                266 Cedar Street
                Cedar Grove, NJ 07009

Common          Robyn Conforth                 1,000,000              9.9%
                266 Cedar Street
                Cedar Grove, NJ 07009

Common          Carmine Catizone               4,000,000             39.7%
                101/2Walker Avenue
                Morristown, NJ 07960
                                               ---------            -----
                                  TOTAL:       8,000,000            79.30%



SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth information as of November 1, 1999, with respect to the beneficial ownership of the Common Stock, $.001 par value, of the Company by each of the executive officers and directors of the Company and by all respective executive officers and directors as a group:


                     MANAGEMENT SHAREHOLDINGS TABLE
------------------------------------------------------------------
TITLE           NAME AND                      AMOUNT AND
OF              ADDRESS OF                    NATURE OF            PERCENT
CLASS           BENEFICIAL                    BENEFICIAL           OF CLASS
                OWNER                         OWNERSHIP
------------------------------------------------------------------

Common          Pasquale  Catizone             2,000,000             19.8%
                286 Cedar Street
                Cedar Grove, NJ 07009

Common          Carmine Catizone               4,000,000             39.7%
                101/2Walker Avenue
                Morristown, NJ 07960
                                               ---------            -----
                                  TOTAL:       6,000,000             59.5%

CHANGES IN CONTROL

         The Company is not aware of any arrangements which, at a subsequent date, may result in a change in control of the Company.


ITEM 6.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth, as of November 1, 1999, the names and ages of all directors and executive officers of the Company; the date when each director was appointed; and all positions and offices in the Company held by each. Each director will hold office until the next annual meeting of shareholders and until his or her successor has been elected and qualified:

                                                           DATE
                                   OFFICES                 APPOINTED
         NAME              AGE     HELD                    DIRECTOR
----------------------     ---     -------                 ---------
     Paquale Catizone       58     President               May 1996

     Carmine Catizone       53     Secretary, Treasurer    May 1996
                                   Director

         There are no agreements or understandings for an officer or director to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

BIOGRAPHIES OF DIRECTORS AND OFFICERS OF THE COMPANY

         Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

         PASGUALE CATIZONE. Mr. Catizone has been president and a director of the Company since 1996. Mr. Catizone has been self-employed as a financial consultant for the last ten years. He served as president and a director of First Equity of New Jersey, Inc., from its organization in May 1983 until September 1992. Mr. Catizone was also the president and a director of Phonics Corporation from September 1985 until May 1994 and president and director of Baynon International Corporation since May 1998.

         CARMINE CATIZONE. Mr. Catizone has been secretary and director of the Company since 1996. From June 1988 to July 1994, Mr. Catizone was the president and director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply distributor. Mr. Catizone formerly served as president and a director of C&C Investments, a blank check company (now known as T.O.P.S. Medical Corp.) from July 1977 until December 1984 and secretary and director of Baynon International Corporation since May 1998.

CONFLICTS OF INTEREST

         Although there are no plans to do so at this time, the Company's officers and directors may in the future organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         A conflict may arise in the event that another blank check company with which management becomes affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain respects such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Pasquale Catizone will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company, which may result in terms providing benefits to any officer or director.

         Mr. Pasquale Catizone is currently a self-employed financial consultant. As such, demands may be placed on the time of Mr. Catizone, which will detract from the amount of time he is able to devote to the Company. Mr. Catizone intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Catizone would not attend to other matters prior to those of the Company. Mr. Catizone intends to spend only a limited amount of time locating a target company, and his time devoted to the Company would increase when the analysis of and negotiations with a target company are conducted.

         In the event the Company needs additional funds for operating capital and/or for costs in connection with a business combination, the Company may elect to issue additional common stock. Except in connection with the foregoing financing possibility, no other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by the officers and directors will be purchased by the target company. The amount of Common Stock sold or continued to be owned by the officers and directors cannot be determined at this time.

         Business combinations may include such terms as one or more of the present directors remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to one or more of the present directors for the purchase of all or part of their holdings of common stock of the Company by a target company. In such event, one or more directors would directly benefit from such employment or payment, and such benefits may influence management's choice of a target company.

         The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management, or promoters of the Company or to any of their associates or affiliates.

         The Company's officers and directors, its promoters and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect. The Company will not pay any finder's fees to members of management in connection with identifying an entity for a successful business combination.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

         Although the Company will be subject to regulation under the Securities Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940, any violation of which would subject the Company to material adverse consequences.

ITEM 7.  EXECUTIVE COMPENSATION

         The Company's current officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

         The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein.

         However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See "ITEM 4. SECURITY OWNERSHIP."

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 8.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There have been no transactions during the last two completed fiscal years, the current fiscal year or any presently proposed transactions, to which the Company was or is to be a party, in which the amount involved in such transaction (or series of transactions) was $60,000 or more and which any of the following persons had or is to have a direct or indirect material interest: (i) any director or executive officer of the Company; (ii) any person who owns or has the right to acquire 5% or more of the issued and outstanding common stock of the Company; and (iii) any member of the immediate family of any such persons. The Company does not have any requirement respecting the necessity for independent directors to approve transactions with related parties.

ITEM 9.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, of which 10,088,235 shares are issued and outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

         The Company has paid no cash dividends and has no present plan to pay cash dividends, intending instead to reinvest its earnings, if any into the Company. Payment of future cash dividends will be determined from time to time by its board of directors, based upon its future earnings (if any), financial condition, capital requirements and other factors, the Company is not presently subject to any contractual or similar restriction on its present or future ability to pay such dividends.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         At this time there is no active market for the Company's common stock. The Company intends to trade its common stock, on a limited basis in the over-the-counter market and to cause its stock to be quoted on the OTC Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. (the "OTC Bulletin Board").

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         It after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the NASD's over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

         If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company's securities.

         There are approximately 735 holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

         The Company has not paid any dividends in the past two years, and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS

         The Company is unaware of any other pending or threatened legal proceedings to which the Company is a party or of which any of its assets is the subject.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         None.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 14A:3-5 of the New Jersey Statutes Annotated provides that a New Jersey corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of New Jersey.

         The General Corporation Law of the State of New Jersey provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director or officer to the corporation or its stockholders for monetary damages for actions taken as a director or officer provided that such provision shall not eliminate or limit the liability of a director for acts or omissions that (a) were in breach of his duty of loyalty to the corporation as defined in subsection (3) of N.J.S.A. 14A2-7; (b) were not in good faith or involved a knowing violation of law; or (c) resulted in receipt by the corporate agent of an improper personal benefit.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S
                              FINANCIAL STATEMENTS


FINANCIAL STATEMENTS

Attached are audited financial statements for the Company for the period ended December 31, 1998.

The following financial statements are attached to this report and filed as a part thereof

        1)       Table of Contents - Financial Statements
        2)       Report of Independent Certified Public Accountants
        3)       Balance Sheet
        4)       Statement of Operations
        5)       Stockholders' Equity
        6)       Statement of Cash Flows


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NUMBER         DESCRIPTION                                      LOCATION
--------------------------------------------------------------------------------

(2)                Articles of Incorporation and By-laws:

2.1*               Articles of Incorporation
2.2*               By-laws

(10)(a)            Consents - Experts:

10.1*              Consent of Accountants

* filed herewith.

                          HIBSHMAN OPTICAL CORPORATION

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

           AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

                          INDEX TO FINANCIAL STATEMENTS
                          HIBSHMAN OPTICAL CORPORATION
                          (A Development Stage Company)


FINANCIAL STATEMENTS
Report of Independent Certified Public Accountants                     F-1
Financial Statements:
         Assets                                                        F-2
         Stockholders' Equity                                          F-4
         Notes to Financial Statement                                  F-6

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Hibshman Optical Corporation


We have audited the accompanying balance sheets of Hibshman Optical Corporation (formerly Fianza Commercial Corp.) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibshman Optical Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                    SAMUEL KLEIN AND COMPANY


Newark, New Jersey
March 1, 2000

                          HIBSHMAN OPTICAL CORPORATION

                                 BALANCE SHEETS

                                                       December 31,
                                                   --------------------    June 30,
ASSETS                                               1999        1998        2000
------                                             --------    --------    --------
                                                                          (Unaudited)
Current Assets:
   Cash and cash equivalents                       $ 52,887    $ 50,188    $ 54,287
                                                   --------    --------    --------
          Total Current Assets                       52,887      50,188      54,287
                                                   --------    --------    --------
          Total Assets                             $ 52,887    $ 50,188    $ 54,287
                                                   ========    ========    ========


LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
-----------------------------

Current Liabilities:
   Accounts payable and accrued expenses           $  4,263    $    263    $  7,013
   Convertible notes payable                         50,000      50,000      50,000
                                                   --------    --------    --------
         Total Current Liabilities                   54,263      50,263      57,013
                                                   --------    --------    --------

         Total Liabilities                           54,263      50,263      57,013
                                                   --------    --------    --------

Stockholders' Equity (Deficit):
   Common stock, $.001 par value, 100,000,000
     shares authorized, 10,088,235 shares issued
     and outstanding at December 31, 1999 and
     1998                                            10,088      10,088      10,088
   Additional paid-in-capital                        19,912      19,912      19,912
   Retained earnings (deficit)                      (31,376)    (30,075)    (32,726)
                                                   --------    --------    --------
          Total Stockholders' Equity (Deficit)       (1,376)        (75)     (2,726)
                                                   --------    --------    --------

          Total Liabilities and Stockholders'
            Equity (Deficit)                       $ 52,887    $ 50,188    $ 54,287
                                                   ========    ========    ========


--------------------

The accompanying notes are an integral part of these financial statements.

                          HIBSHMAN OPTICAL CORPORATION

                            STATEMENTS OF OPERATIONS


                                     For the Years Ended           For the Six Months Ended
                                          December 31,                     June 30,
                                 ----------------------------    ----------------------------
                                     1999            1998            2000            1999
                                 ------------    ------------    ------------    ------------
                                                                          (Unaudited)
Revenues                         $         --    $         --    $         --    $         --

Cost of Revenues                           --              --              --              --
                                 ------------    ------------    ------------    ------------

Gross Profit                               --              --              --              --

Other Costs:
   General and administrative
     expenses                              --              --             750              --
                                 ------------    ------------    ------------    ------------
          Total Other Costs                --              --             750              --

Other Income and Expense:
   Interest income (expense)           (1,301)            (75)           (600)           (679)
                                 ------------    ------------    ------------    ------------

Net Loss before Income Taxes           (1,301)            (75)         (1,350)           (679)

Income Taxes                               --              --              --              --
                                 ------------    ------------    ------------    ------------

Net Loss                         $     (1,301)   $        (75)   $     (1,350)   $       (679)
                                 ============    ============    ============    ============


Earnings (Loss) Per Share:
   Loss per common share         $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
                                 ============    ============    ============    ============

   Loss per common share -
     assuming dilution           $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
                                 ============    ============    ============    ============

   Common shares outstanding       10,088,235      10,088,235      10,088,235      10,088,235
                                 ============    ============    ============    ============

   Common shares outstanding -
     assuming dilution             10,088,235      10,088,235      10,088,235      10,088,235
                                 ============    ============    ============    ============


--------------------

The accompanying notes are an integral part of these financial statements.

                          HIBSHMAN OPTICAL CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

             AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)


                                          Common Stock
                                         $.001 Par Value
                                    --------------------------                                        Total
                                                      Common        Additional       Retained      Stockholders'
                                      Number          Stock          Paid-In-        Earnings         Equity
                                    of  Shares        Amount         Capital        (Deficit)        (Deficit)
                                    ----------      ----------      ----------      ----------      ----------
Balances, January 1, 1998           10,088,235      $   10,088      $   19,912      $  (30,000)     $       --

Issuance of Common Shares                   --              --              --              --              --

Net Loss for the Year Ended
  December 31, 1998                         --              --              --             (75)            (75)
                                    ----------      ----------      ----------      ----------      ----------

Balances, December 31, 1998         10,088,235          10,088          19,912         (30,075)            (75)

Net Loss for the Year Ended
  December 31, 1999                         --              --              --          (1,301)         (1,301)
                                    ----------      ----------      ----------      ----------      ----------

Balances December 31, 1999          10,088,235          10,088          19,912         (31,376)         (1,376)

Net Loss for the Six Months Ended
 June 30, 2000 (Unaudited)                  --              --              --          (1,350)         (1,350)
                                    ----------      ----------      ----------      ----------      ----------

Balances, June 30, 2000             10,088,235      $   10,088      $   19,912      $  (32,726)     $   (2,726)
                                    ==========      ==========      ==========      ==========      ==========

--------------------

The accompanying notes are an integral part of these financial statements.

                          HIBSHMAN OPTICAL CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                  For the Years Ended       For the Six Months Ended
                                                      December 31,                  June 30,
                                                 ----------------------      ----------------------
                                                   1999          1988          2000          1999
                                                 --------      --------      --------      --------
                                                                                  (Unaudited)
Cash Flows from Operating Activities:
   Net income (loss)                             $ (1,301)     $    (75)     $ (1,350)     $   (679)

   Adjustments to reconcile net loss to
     net cash provided by operating
     activities:
       Increase in accounts payable
         and accrued expenses                       4,000           263         2,750         2,000
                                                 --------      --------      --------      --------

            Net Cash Provided by
             Operating Activities                   2,699           188         1,400         1,321
                                                 --------      --------      --------      --------

Cash Flows from Financing Activities:
   Proceeds of convertible notes                       --        50,000            --            --
                                                 --------      --------      --------      --------

                Net cash provided by financing
                  activities                           --        50,000            --            --
                                                 --------      --------      --------      --------

Net Increase in Cash and Cash
   Equivalents                                      2,699        50,188         1,400         1,321

Cash and Cash Equivalents, beginning               50,188            --        52,887        50,188
                                                 --------      --------      --------      --------

Cash and Cash Equivalents, end                   $ 52,887      $ 50,188      $ 54,287      $ 51,509
                                                 ========      ========      ========      ========


--------------------

The accompanying notes are an integral part of these financial statements.

                          HIBSHMAN OPTICAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Hibshman Optical Corporation (formerly known as Fianza Commercial Corp. and hereinafter referred to as the "Company") was formed in 1991 as a subsidiary of People Ridesharing Systems, Inc. ("PRS") a company that filed for reorganization under Chapter 11 of the Bankruptcy Act. As a result of an arrangement with the Bankruptcy Court and PRS, ownership in the Company was to be provided to the creditors and stockholders of PRS who received ten percent and five percent, respectively, of the outstanding stock of the Company upon the sale of the Company and in contemplation of a merger. In addition, the Company sold eighty-five percent of the Company's stock to nonaffiliated parties.

The Company will attempt to identify and negotiate with a business target for the merger of that entity with and into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in identifying or negotiating with any target company. The Company seeks to provide a method for a foreign or domestic private company to become a reporting (public) company whose securities are qualified for trading in the United States secondary market.

CASH AND CASH EQUIVALENTS

For financial statement purposes, short-term investments with a maturity of ninety days or less and highly liquid investments are considered cash equivalents.

USE OF MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                          HIBSHMAN OPTICAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EARNINGS (LOSS) PER SHARE

As of December 31, 1997, the Financial Accounting Standards Board issued Statement No. 128 "Earnings Per Share" (SFAS 128) replacing the calculation of primary and fully diluted earnings per share with Basic and Diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities and thus is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is similar to the previously fully diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Dilutive earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

COMPREHENSIVE INCOME

For the year ended December 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total stockholders' equity for either of the years presented in these financial statements.


2.   CONVERTIBLE NOTES PAYABLE

On December 7, 1998 the Company received $50,000 and issued two $25,000, 8% convertible notes payable each to Pasquale and Carmine Catizone, current officers, directors and principal stockholders of the Company. Pasquale and Carmine Catizone are brothers. The notes, due on December 7, 2001, are convertible in whole or in part at any time prior to maturity into common stock of the Company at a conversion price of $.0025 per share.

                          HIBSHMAN OPTICAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3.   COMMON STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, of which 10,088,235 shares are issued and outstanding at December 31, 1998 and 1999.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

In March of 1992 the Company issued 1,588,235 shares of its common stock to the former stockholders and creditors of PRS and issued 8,500,000 shares to unaffiliated parties for $30,000 pursuant to the PRS Plan of Reorganization described in Note 1.

Pursuant to a certain Securities Purchase Agreement dated as of May 5, 1996, Mr. Pasquale Catizone and related individuals (the "Catizone Group") purchased from the former president and director of the Company an aggregate of 8,500,000 shares of Common Stock for an aggregate purchase price of $35,000. Simultaneous with the closing of the Securities Purchase Agreement, the then officers and directors of the Company tendered resignations from their respective positions, at which time Pasquale Catizone became president and director and Carmine Catizone became secretary, treasurer and director of the Company.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934 as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         HIBSHMAN OPTICAL CORP.



                                     By: /s/ PASQUALE CATIZONE
                                         --------------------------------------
                                         Pasquale Catizone, President, Director

Date August __, 2000


         In accordance with Section 15(d) of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

      SIGNATURES                              TITLE                   DATE

PRINCIPAL EXECUTIVE OFFICER:

/s/ PASQUALE CATIZONE
----------------------------
Pasquale Catizone                        President             August __, 2000


PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:


/s/ CARMINE CATIZONE
----------------------------
Carmine Catizone                         Secretary, Treasurer  August __, 2000



A MAJORITY OF THE BOARD OF DIRECTORS:


/s/ PASQUALE CATIZONE
----------------------------
Pasquale Catizone                        Director


/s/ CARMINE CATIZONE
----------------------------
Carmine Catizone                         Director


                                       18